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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Road - Suite 100
(No. and Street)

San Diego (City) California (State) 92123-1826 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley (858) 614-7271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of __________
County of __________
Subscribed and sworn to (or affirmed) before me on this ____ day of ________, ____ by __________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

President
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validitv of that document.

State of California)
County of San Diego)

Subscribed and sworn to (or affirmed) before me on this 26th day of January, 2016 by Ralph W. Tilley, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

[seal]

Tracie Ann Collins
(SIGNATURE OF NOTARY)

TRACIE ANN COLLINS
Commission # 2011319
Notary Public - California
San Diego County
My Comm. Expires Mar 11, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
ConAm Securities, Inc.

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. as of December 31, 2015, and the related statements of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of ConAm Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of ConAm Securities, Inc.'s financial statements. The supplemental information is the responsibility of ConAm Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 4, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash in bank		$	26,996
Prepaid expenses			5,392
CRD deposit			940
Deferred tax assets			3,200
Total assets		$	36,528

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	9,294
Total liabilities				9,294
Stockholders' equity:				
Common stock, no par value per share; authorized 1,000 shares; issued and outstanding 75 shares	$	7,500		
Additional paid-in capital		7,500		
Retained earnings		12,234		
Total stockholder's equity				27,234
Total liabilities and stockholder's equity			$	36,528

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues:				
Administration fees			$	120,000
Interest income				5
Total revenues				120,005
Operating expenses:				
Professional fees	$	38,023		
Salaries, commissions and employee benefit		61,880		
Other general and administrative		15,500		
Licenses and fees		7,525		
Insurance		557		
Total expenses				123,485
Loss before taxes				(3,480)
Income taxes				1,200
Net loss			$	(4,680)

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 7,500	7,500	16,914	31,914
Net loss for the year ended December 31, 2015	-	-	(4,680)	(4,680)
Balance at end of year	$ 7,500	7,500	12,234	27,234

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net loss		$ (4,680)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses	$ (2,205)	
Decrease in CRD deposit	824	
Increase in deferred tax assets	(800)	
Decrease in accounts payable	(82)	
Total adjustments		(2,263)
Net cash flows used for operating activities		(6,943)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(6,943)
Cash at beginning of year		33,939
Cash at end of year		$ 26,996

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 1,875
Interest expense	$ -

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ConAm Securities, Inc. (the " Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in San Diego, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3, as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's operations are primarily funded by administration fees received from its parent company, Continental American Properties, Ltd. (the "Parent Company"). The Firm is unique in that it only conducts a securities business in marketing offerings consisting of Direct Participation Programs for its parent, Continental American Properties, Ltd.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company recognizes administration fees as revenue as the related services are rendered.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely. Effective December 31, 2013, all broker-dealers must file a copy of its Independent Auditor's Report with SIPC.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 2,000	$ 2,000
Deferred	(800)	-	(800)
Total	$ (800)	$ 2,000	$ 1,200

As required by the Income Taxes Topic of Financial Accounting Standards Board *Accounting Standards Codification*, deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry forwards. Those differences result primarily from the benefit of loss carry forwards, the cash basis for reporting income, expenses, and state taxes for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company has available at December 31, 2015, approximately $17,000 and $25,000 of loss carry forwards for Federal and California purposes, respectively, expiring through 2035.

Deferred tax assets at December 31, 2015 are:

Deferred tax asset	$ 5,600
Less valuation allowance	(2,400)
Net deferred tax asset	$ 3,200

The valuation allowance increased by $300 during the year ended December 31, 2015.

(3) RELATED PARTY TRANSACTIONS

During 2015, the Company earned $120,000 in administration fees from its parent and recorded $77,273 of expenses reimbursed to the parent by the Company.

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, the net capital was $17,702 which exceeded the required minimum capital by $12,702. The aggregate indebtedness to net capital ratio was .53 to 1.

(6) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact to the financial statements taken as a whole.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total equity from statement of financial condition		$ 27,234
Less non-allowable assets:		
Prepaid expenses	$ 5,392	
CRD deposit	940	
Deferred tax assets	3,200	9,532
Net capital		$ 17,702

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ 620
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 12,702

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 9,294
Ratio of aggregate indebtedness to net capital	.53 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)	N/A

There was no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 2
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ConAm Securities, Inc.

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R Rule 15c3-3(k)

For the Year Ended December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) ConAm Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ConAm Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) ConAm Securities, Inc. stated that ConAm Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ConAm Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ConAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard and Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 4, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of ConAm Securities, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

Sincerely,
ConAm Securities, Inc.

Ralph W. Tilley
President

ConAm Securities, Inc.

(A Wholly-Owned Subsidiary of Continental American Properties, Ltd.)

Report Pursuant to Rule 17a-5(d)

Financial Statements

December 31, 2015